

December 15, 2021

Eric Weisblum
Chief Executive Officer
Silo Pharma, Inc.
560 Sylvan Avenue, Suite 3160
Englewood Cliffs, NJ 07632

      Re: Silo Pharma, Inc.
          Registration Statement on Form S-1
          Filed December 7, 2021
          File No. 333-261532

Dear Mr. Weisblum:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc: Richard Friedman